UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On December 11, 2023, Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”) issued a press release titled “Affimed Announces Positive Data for AFM24 in Combination with the PD-L1 Checkpoint Inhibitor Atezolizumab in Heavily Pre-treated EGFR-Wildtype Non-Small Cell Lung Cancer Patients” announcing interim safety and efficacy data on its innate cell engager (ICE®) AFM24 from the ongoing AFM24-102 combination study with atezolizumab, an anti-PD-L1 checkpoint inhibitor, in patients with advanced Epidermal Growth Factor Receptor (EGFR)-expressing solid tumors. The data update as of December 6th, 2023, includes 15 patients from the EGFR-wildtype non-small cell lung cancer (NSCLC) cohort with a median of 2 prior lines of therapy. Importantly, all patients were pretreated with and ultimately progressed while on PD-[L]1 targeting therapy.

The combination of AFM24 with atezolizumab showed encouraging signals of clinical activity, including 1 unconfirmed complete response (CR), 3 partial responses (PR) (1 confirmed, 2 unconfirmed) and 7 patients exhibiting stable disease (SD). All eleven patients with a CR, unconfirmed response or SD (73%) are continuing treatment, with 4 patients exceeding 3 months of therapy; 2 patients improved from SD at the first scan to PR at the second scan based on Response Evaluation Criteria in Solid Tumours (RECIST) criteria.

AFM24 has demonstrated a positive safety and tolerability profile as both a monotherapy and in combination therapy. The combination with atezolizumab has not led to unexpected toxicity, and the toxicity observed to date is in line with the toxicity profile of the individual agents alone. The majority of patients experienced only mild to moderate treatment-related adverse events.

Affimed also announced that it has discontinued enrollment in AFM24-102 into the gastric cancer cohort and the basket cohort evaluating pancreatic cancer, biliary tract cancer and hepatocellular carcinoma. While clinical activity was observed in both cohorts, neither cohort is likely to achieve response rates that would meet the Company’s efficacy hurdle and the Company’s strategic focus is to advance the NSCLC program as fast as possible.

On December 11, 2023, the Company issued a press release titled “Affimed Announces Updated Phase 1/2 Data from Acimtamig in Combination with Allogeneic NK in Hodgkin Lymphoma Patients Who Failed Prior Chemotherapy and Are Double-Refractory to Brentuximab Vedotin (BV) and Checkpoint Inhibitors (CPIs)” announcing updated data on its lead ICE® acimtamig.

A total of 42 patients were enrolled in the study with 36 patients treated at the recommended phase 2 dose level (RP2D). 32 of the 36 patients treated at the RP2D were relapsed/refractory Hodgkin Lymphoma (HL) patients. All 32 HL patients were heavily pretreated with multiple lines of chemotherapy, all had previously received CPIs and BV, and were refractory to their most recent line of therapy with active progressive disease at the time of enrollment. Across all dose levels, the treatment regimen achieved an objective response rate (ORR) of 93% with a CR rate of 67%; among the 32 HL patients treated at the RP2D the treatment regimen achieved an ORR of 97% and a CR rate of 78%. In addition, the treatment regimen demonstrated a good safety and tolerability profile with no cases of cytokine release syndrome, immune effector cell-associated neurotoxicity syndrome or graft versus host disease of any grade. Mild to moderate infusion related reactions were seen in 7.7% of the acimtamig infusions.

Across all dose levels, median event free survival (EFS) was 8.8 months and median overall survival was not reached. For the HL patients treated at the RP2D, median EFS was 9.8 months - with 84% patients alive at 12 months. The median duration of response was 8.8 months and 72% CR assessed at 6 months for HL patients treated at the RP2D; 30% of patients with complete response remained in CR beyond 12 months.

Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Mannheim, Germany, on December 11, 2023.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Angus Smith
	Name:	Angus Smith
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated December 11, 2023.

99.2	Affimed N.V. Press Release dated December 11, 2023.

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